SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001−33356
_____________________________________

GAFISA S.A.
(Translation of Registrant’s name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425−070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

TABLE OF CONTENTS

Item
1.	Minutes of the Extraordinary General Shareholders’ Meeting of Gafisa convened on December 30, 2009.
2.	Notice to Shareholders of Gafisa S.A. and Construtora Tenda S.A. dated December 30, 2009.

Item 1
GAFISA S.A.

Publicly-Held Company

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07
NIRE 35.300.147.952

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING CONVENED, ON A SECOND CALL, AND SUSPENDED ON DECEMBER 23rd, 2009 AND RECONVENED AND CLOSED ON DECEMBER 30th, 2009

1. Date, Time and Place: On December 30th, 2009, at 2:00 p.m., at the headquarters of Gafisa S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Avenida Nações Unidas, 8,501, 19th floor.

2. Call Notice: The second call notice was published on December 15, 16 and 17, 2009, in the “Diário Oficial do Estado de São Paulo”, pages 19, 11 and 17, respectively, and in the newspaper “O Estado de São Paulo”, pages B10, B6 and B12, respectively.

3. Attendance: Shareholders representing more than 52% of the Company’s total and voting capital, as per the signatures in the “Shareholders’ Attendance Book”. Also present was the Company’s Officer, Odair Garcia Senra; executive officers of Construtora Tenda S.A.; Mr. Antonio Luiz Feijó Nicolau, representing APSIS Consultoria Empresarial Ltda.; Ms. Alessandra Aur Raso, CRC 1SP248.878/O-7, representing Terco Grant Thornton Auditores Independentes, Company’s auditor; and Messrs. Matheus Garcia Pelegrina and Raul Aristakessian, representing Estáter Assessoria Financeira Ltda., advisors of the management of the Company for the purposes of the merger of the outstanding shares issued by Construtora Tenda S.A.

4. Presiding Board: Chairman, Mr. Odair Garcia Senra; and Secretary, Ms. Fabiana Utrabo Rodrigues.

5. Resolutions:

5.1. To record that the Minutes of this Extraordinary General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Brazilian Law No. 6,404/76.

5.2. To approve, by majority vote, after review and discussion, the Protocol and Justification of the merger of the outstanding shares issued by Construtora Tenda S.A., a company with headquarters in the city of São Paulo, State of São Paulo, at Av. Engenheiro Luiz Carlos Berrini, 1,376, 9th floor, Brooklin Paulista, enrolled with the CNPJ/MF under No. 71.476.527/0001-35 (“Tenda”) into the Company, executed on November 9th, 2009 (“Protocol and Justification”), which was certified by the Presiding Board and filed with the Company’s headquarters.

5.3. To confirm, by majority vote, the appointment of APSIS Consultoria Empresarial Ltda., enrolled with the CNPJ/MF under no. 27.281.922/0001-70, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, Grupo 1,802, Centro (“APSIS”), to perform the appraisal of the totality of shares issued by

Tenda to be merged into the Company, for the purposes of Sections 226, 227 and pursuant to Section 8 of Brazilian Law No. 6,404/76 and to prepare the respective appraisal report (“Appraisal Report”).

5.4. To approve, by majority vote, after review and discussion, the Appraisal Report, which was certified by the Presiding Board and filed with the Company’s headquarters. The representative of APSIS attending the Meeting rendered all clarifications deemed necessary towards the Appraisal Report.

5.5. To approve, by majority vote, the merger of the totality of outstanding shares issued by Tenda by the Company, pursuant to the terms of the Protocol and Justification, with certain adjustments in order to reflect the shares issued by Tenda as from the date of execution of the Protocol and Justification as a result of the exercise of stock options under the Stock Option Plan of Tenda (“Merger of Shares”), with due compliance with the applicable legal provisions, including Section 264 of Brazilian Law No. 6,404/76. As a result, Tenda became a wholly-owned subsidiary of the Company, according to Section 252 of Brazilian Law No. 6,404/76.

5.6. To approve, by majority vote, the issuance of 32,889,563 common shares, all registered and with no par value, by the total issuance price of R$448,844,224.86, of which R$60,822,413.44 were allocated for the formation of a capital reserve and the remaining balance, in the amount of R$388,021,811.42, was allocated to the capital of the Company. Such shares are, on the date hereof (i) subscribed by the management of Tenda, on behalf of Tenda’s shareholders, which become shareholders of the Company; (ii) fully paid by means of transfer to the Company of the totality of outstanding shares issued by Tenda; and (iii) delivered to Tenda’s shareholders pursuant to the ratio of 0,205 common share issued by the Company for each common share issued by Tenda held by them, according to the Subscription Bulletin executed on the date hereof by the management of Tenda.

5.7. To record that:

(i)
The common shares issued on the date hereof will have the same rights assigned to the then outstanding common shares issued by the Company, and all such shares will be entitled to all benefits, including dividends and capital remuneration that may be declared by the Company;

(ii)
Any fractional shares resulting from the substitution of Tenda’s shares held by each shareholder of Tenda that are not aggregated with the fractional shares of other shareholders in order to have one share will be rounded downwards to the closest whole number, and the difference will be paid in cash by the Company within 30 business days from the receipt of the funds from the sale of the sum of such fractions at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros;

(iii)
The Merger of Shares will not grant the shareholders of the Company the right to withdraw from the Company, due to the fact that its shares meet the liquidity and dispersion criteria set forth in subparagraph II, Section 137 of Brazilian Law No. 6,404/76; and

(iv)	The Audit Committee (Conselho Fiscal) of the Company was not heard due to the fact that it was not installed.

5.8. Due to the resolutions above and the capital increases of the Company approved by the Board of Directors up to the present date, within the limit of its authorized capital, the head of Article 5 of the Bylaws of the Company which shall read as follows, with no changes to its paragraphs:

“Article 5. The capital of the Company is R$1,688,096,565.58, which is fully paid-in and divided into 167.077.137 common shares, all registered, book-entry and without par value.”

5.9. To approve, by majority vote, the assumption by the Company of the non-exercised stock options granted under the Stock Option Plan of Tenda, pursuant to specific programs to be approved by the Board of Directors of the Company. Such options, once exercised, will entitle their holders to receive a number of shares issued by the Company corresponding to the number of shares issued by Tenda that they would be entitled to receive taking into account the exchange ratio approved for the purposes of the Merger of Shares.

5.10. Due to the presentation of the request provided in §2º of Section 161 of Brazilian Law No. 6,404/76 and in Article 31 of the Company’s Bylaws, to install the Audit Committee (Conselho Fiscal) of the Company, which shall cease functioning at the next General Shareholders’ Meeting of the Company. The following individuals were appointed as members of the Audit Committee by the votes of the shareholders EIP Brazil Holdings, LLC and EI Fund IV Pronto, LLC, with the abstention of the other shareholders attending the Meeting: as effective members, Messrs. Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, bearer of the identity card RG No. 9.369.027, issued by SSP/SP, and enrolled with the CPF/MF under No. 769.488.977-20, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Dr. José Maria Whitaker, 310, ap. 4, Edif. Figueira, CEP 05622-001, Adriano Rudeck de Moura, Brazilian, accountant, married, bearer of the identity card RG No. 13.126.515-5 issued by SSP/SP, and enrolled with the CPF/MF under No.037.059.028-73, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Verbo Divino, 1488, cj. 78 B, 7th floor, CEP 04719-002, and Vitor Hugo dos Santos Pinto, Brazilian, business administrator, single, bearer of the identity card RG No. 30625200-4 issued by SSP/SP, and enrolled with the CPF/MF under No. 292.699.278-57, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Haddock Lobo, 231, ap. 61, CEP 01414-001; and as substitute members, Messrs. Marcello Mascotto Iannalfo, Brazilian, economist, married, bearer of the identity card RG No. 16.994.226-0 issued by SSP/SP, and enrolled with the CPF/MF under No. 101.947.028-39, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Evangelina de Toledo Pizza Wodianer, 165, casa 1, CEP 04640-055, Paulo Ricardo de Oliveira, Brazilian, accountant, married, bearer of the identity card RG No. 14.993.829 issued by SSP/SP, and enrolled with the CPF/MF under No. 031.718.058-73, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Conselheiro Fernandes Torres, 148, ap. 71, CEP 01235-020, and Aline de Oliveira Lima, Brazilian, business administrator, single, bearer of the identity card RG No. 28.186.802-5 issued by SSP/SP, and enrolled with the CPF/MF under No. 252.439.138-80, resident and domiciled in the city of São Paulo, State of São Paulo, at Av. Francisco de Paula Quintanilha Ribeiro, 342, ap. 112-A, CEP 04330-020.

5.11. To record that the members of the Audit Committee elected hereby, having executed the Statement of Consent from Audit Committee Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros,

shall take office upon execution of the term of investiture in the Minutes and Opinions of the Audit Committee book within 30 days as of the date hereof.

5.12. To determine, by majority vote, the amount of the global compensation of the members of the Audit Committee of the Company in an amount equivalent to the minimum legally authorized.

5.13. To authorize the management of the Company, represented according to its Bylaws, to take any actions and to execute all documents that may be necessary in order to implement and to make effective all resolutions taken herein.

CLOSING: As there were no further issues to be addressed, the Meeting was closed and the minutes were drafted as a summary, and after being read and found to be appropriate, were signed by all in attendance. São Paulo, December 30th, 2009.

Signatures: Odair Garcia Senra, Chairman; Fabiana Utrabo Rodrigues, Secretary; Shareholders: CITIBANK N A ADR DEPARTAMENT, by Fany Andrade Galkowicz; AMERICAN F I SER GL SM CAP FD, AUSTRALIAN REWARD INV ALLIANCE, BARCLAYS GLOBAL INVESTORS NA, COMMONWEALTH O P P S EMP RET S, EMERGING MARKETS INDEX FUND E,  EXCEL LATIN AMERICA FUND, FRANKLIN TEMPL INV FUNDS, NEW WORLD FUND INC, NORGES BANK, OPPENHEIMER DEVEL MARKETS FUND, TEMPLETON G I TR TEM BRIC FUND, UNIBANCO CONSTR C F INV ACOES, VANGUARD T I S I FD SE VAN S F, VANGUARD INVESTMENT SERIES PLC, by Talita Car Vidotto.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Fabiana Utrabo Rodrigues
Secretary

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the transaction, adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to Gafisa’s most recent reports filed with the SEC.  Tenda or Gafisa are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the transaction, Gafisa filed with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus contain important information about Gafisa, Tenda, the transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426.

SHAREHOLDERS OF GAFISA AND TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Item 2

GAFISA S.A.	CONSTRUTORA TENDA S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/MF n° 01.545.826/0001-07	CNPJ/MF Nº 71.476.527/0001-35
NIRE 35.300.147.952	NIRE 35.300.348.206

NOTICE TO SHAREHOLDERS

The managements of Gafisa S.A. (“Gafisa”) and Construtora Tenda S.A. (“Tenda”), as a result of the merger (incorporaçăo de ações) of all the outstanding shares issued by Tenda into Gafisa approved on December 30, 2009 (“Merger of Shares”), hereby inform their respective shareholders of the following:

Exchange Ratio of Shares

1.	Each shareholder of Tenda shall receive 0.205 common share issued by Gafisa for each common share issued by Tenda held by them.

Fractional Shares

2.
Until February 8, 2010 (including) the shareholders of Tenda may, at their sole discretion, adjust their stakes, by means of purchase and sale, through private transactions or brokerage companies authorized to operate at BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), in order to, after the exchange of shares issued by Tenda for shares issued by Gafisa, become holders of whole numbers of Gafisa’s shares.

3.
The shares of Gafisa that could not be allocated in whole to each of Tenda’s shareholders will be grouped and sold at BM&FBOVESPA, through an auction, and the proceeds will be proportionally distributed among the owners of such fractional shares. The amount resulting from the sale of the fractional shares will be deposited within seven business days from receipt of the funds resulting from the auction. For those shareholders who have not specified a bank account or have an out-of-date record, the amount corresponding to the sale will remain available at the depositary financial institution: Itaú Corretora de Valores S.A.

Withdrawal Rights

4.
In compliance with the provisions of Section 137, §1, of Brazilian Law No. 6,404/76, the dissenting shareholders of Tenda who have not voted in favor of the Merger of Shares at Tenda’s shareholders meeting held on December 30, 2009, may exercise their withdrawal right in relation to the common shares issued by Tenda demonstrably held by said shareholders on October 21, 2009. Therefore, the shareholders of Tenda who have acquired common shares after such date shall not have the right to exercise the withdrawal right, pursuant to Section 137, §1, of Brazilian Law No. 6,404/76.

5.	The period for the exercise of the withdrawal right will begin on January 5, 2010 and end on February 3, 2010.

6.	In the event such right is exercised, the amount to be paid by Tenda pursuant to Section 45, §1, of Brazilian Law No. 6,404/76 will be equivalent to the amount in Brazilian reais of the net worth value of Tenda’s shares on December 31, 2008, in the amount of R$2.65 per common share, notwithstanding the right to request a special balance sheet.

7.
The shareholders whose shares issued by Tenda are deposited at BM&FBOVESPA, shall, if so desired, exercise such right through their custodians until February 2, 2010. The shareholders whose shares are deposited at Itaú Corretora de Valores S.A., the depositary financial institution of the book-entry shares issued by Tenda, shall exercise their withdrawal right until February 3, 2010, at the branches specialized in shareholders assistance located at the following addresses: São Paulo (SP): Rua XV de Novembro, 176 – ground floor; Rio de Janeiro (RJ): Rua Sete de Setembro, 99 – basement; Belo Horizonte (MG): Av. João Pinheiro, 195 - basement; Porto Alegre (RS): Rua Sete de Setembro, 746 – ground floor; Curitiba (PR): Rua João Negrão, 65 – mezzanine; Brasília (DF): SCS Quadra 3, Ed. Dona Ângela, 30 - Bloco A – mezzanine; Salvador (BA): Av. Estados Unidos, 50 – 2nd floor - Ed. Sesquicentenário.

Trading

8.
If the right provided in Section 137, §3, of Brazilian Law No. 6,404/76 is not exercised by the managements of the companies, Tenda will be delisted from the special corporate governance level of BM&FBOVESPA known as “Novo Mercado”.

São Paulo, December 30, 2009

Alceu Duilio Calciolari	Paulo Roberto Cassoli Mazzali
Chief Financial and Investor Relations Officer of Gafisa S.A.	Chief Financial and Investor Relations Officer of Construtora Tenda S.A.

Additional Information and Where to Find It

This document relates to a transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the transaction, Gafisa filed with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus contain important information about Gafisa, Tenda, the transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference

Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426.

SHAREHOLDERS OF GAFISA AND TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

Date:	December 30, 2009	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer and Investor Relations Officer

* * * * *
These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.